CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

April 9, 2020

VIA EDGAR CORRESPONDENCE

Jennifer Hardy
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Variable Insurance Trust (the “Trust”)
File Nos. 333-178767; 811-22652

Dear Ms. Hardy:

This letter responds to your comments, provided by telephone on March 17, 2020, regarding the registration statements filed on Form N-1A for First Trust Variable Insurance Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 31, 2020 (the “Registration Statements”). The Registration Statements relate to the First Trust Capital Strength Portfolio and First Trust International Developed Capital Strength Portfolio (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Unless otherwise noted, all comments and responses apply to each of the Funds.

Comment 1 – Both Funds – General

Please note that where a comment is made in one section of the Registration Statements, such comment is applicable to all similar disclosures appearing elsewhere in the Registration Statements.

Response to Comment 1

The Funds confirm that revisions made in accordance with the Staff’s comments have been applied to similar disclosure throughout the Registration Statements.

Comment 2 – Both Funds – General

Please provide all missing and bracketed information along with your response to the Staff’s comments on EDGAR no later than five business days prior to the effective date of the Registration Statements to give the Staff adequate time to review the Trust’s responses. Please make sure the response includes the disclosure changes that the Funds intend to make in response to staff comments. This can be done either by including the pages of the Registration Statements with the revised disclosure in the correspondence filing or by clearly indicating the revised disclosure in the response letter. Also, in light of the Staff’s questions regarding whether the Funds are index funds, and the prior performance presentation, the Staff would expect that these filings would not go effective until Staff comments are resolved and the Funds may need to file a BXT.

Response to Comment 2

Pursuant to the Staff’s request, all missing and bracketed information has been provided and any changes in accordance with the Staff’s comments have been made to the Registration Statements as described herein, which has been filed at least five days prior to effectiveness of the Registration Statements.

Comment 3 – Both Funds – General

Please include hyperlinks for all exhibits incorporated by reference in the exhibit list per the FAST Act Modernization and Simplification of Regulation S-K (the “FAST Act”).

Response to Comment 3

Pursuant to the Staff’s request, the Funds confirm that all exhibits in the exhibit list will include a hyperlink per the FAST Act.

Comment 4 – Both Funds – General

Please confirm whether the Funds intend to rely on Rule 30e-3 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response to Comment 4

The Funds do not currently intend to rely on Rule 30e-3 of the 1940 Act.

Comment 5 – Both Funds – Investment Objective

The Staff notes that it appears from the disclosure, that the Funds may be index funds because they are replicating an index. Please revise the Funds’ objectives to state that their objectives are to track the performance of an index or explain why the Funds are not index funds.

Response to Comment 5

While each Fund does intend to track the performance of an index, their investment objective is to seek to provide capital appreciation. Each Fund has adopted a policy to invest at least 80% of its assets (including investment borrowings) in its respective index.

Comment 6 – Both Funds – Fees and Expenses of the Fund

Please indicate that the Funds’ “Other Expenses” are estimated for the first fiscal year in a footnote.

Response to Comment 6

The requested footnote has been added to the Annual Fund Operating Expenses table on page 3 of each Fund’s prospectus.

Comment 7 – Both Funds – Fees and Expenses of the Fund

The Staff notes that the agreement described in footnote (1) to the Annual Fund Operating Expenses table must be for a term of one year from the effective date of the Registration Statements and asks the Funds to please disclose this in the table and in the footnotes.

Response to Comment 7

The Funds confirm that an expiration date that is at least one year from the effective date of the Registration Statements has been added to footnote (1) on page 3 of each Fund’s prospectus.

Comment 8 – Both Funds – Fees and Expenses of the Fund

In the second sentence of footnote (1) to the Annual Fund Operating Expenses table, please change “incurred” to “initially waived or reimbursed.”

Response to Comment 8

Footnote (1) on page 3 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 9 – Both Funds – Fees and Expenses of the Fund

In the second sentence of footnote (1) to the Annual Fund Operating Expenses table, please replace “for the most recent fiscal year for which such expense limitation was in place” with “as of the time of reimbursement.” Please consider revising this disclosure to combine “(i)” and “(ii).”

Response to Comment 9

The disclosure as provided is consistent with the Fee Waiver and Expense Reimbursement Agreements between the between the Trust, on behalf of the Funds, and the Funds’ investment advisor. The Funds believe that the Agreements and the current disclosure are also consistent with Staff guidance regarding such arrangements.

Comment 10 – Both Funds – Fees and Expenses of the Fund

In the second sentence of footnote (1) to the Annual Fund Operating Expenses table, please add “(after the amount of reimbursement is taken into account) the lesser of” immediately before “(i).”

Response to Comment 10

Footnote (1) on page has 3 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 11 – Both Funds – Example

At the end of the paragraph under the section entitled “Example,” please add “whether you redeem or hold all of your shares.”

Response to Comment 11

Page 3 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 12 – Both Funds – Example

Because these are new series, please delete the five and ten year examples.

Response to Comment 12

Page 3 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 13 – Both Funds – Principal Investment Strategies

Please disclose the expected market capitalization ranges for the Funds’ investments and the market capitalization ranges of the companies in the benchmark indices as of a recent date. Please also add the relevant market capitalization risks.

Response to Comment 13

The following disclosure has been added to page 4 of each Fund’s prospectus:

The Fund may invest in securities of any market capitalization.

Comment 14 – Both Funds – Principal Investment Strategies

The Staff notes that if the Funds are not index funds, they cannot rely on the following disclosure: “The Fund will be concentrated in an industry or a group of industries to the extent that the Benchmark is so concentrated.” The Staff also asks the Funds to reconcile this disclosure with the fundamental policy in the Statement of Additional Information that states that the Funds are not concentrated in any one industry or group of industries.

Response to Comment 14

The Funds intend to operate as index funds. The references to “benchmark” have been removed in their entirety from the Registration Statements. The fundamental policy in the Statements of Additional Information that states that the Funds are not concentrated in any one industry or group of industries will be revised to include “except to the extent that the Fund's Index invests more than 25% of its assets in securities of issuers in any one single industry or group of industries.”

Comment 15 – First Trust Capital Strength Portfolio – Principal Investment Strategies

The Staff notes that the investments in the Fund appear to be stocks of U.S. companies or REITs and asks the Fund to clarify why “jurisdiction” is included in the last sentence of the fourth paragraph in the section entitled “Principal Investment Strategies” and to please revise accordingly. Please also revise that sentence to state the specific sectors that the Fund invests a significant portion of its assets in and include the applicable risks.

Response to Comment 15

Pursuant to the Staff’s request, “jurisdiction” has been removed from page 4 of each Fund’s prospectus. As of April 2, 2020, the Fund did not invest a significant portion of its assets in any specific sector(s). Pages 4 and 5 of the Fund’s prospectus have been revised accordingly.

Comment 16 – First Trust International Developed Capital Strength Portfolio – Principal Investment Strategies

Please revise the last sentence of the fourth paragraph in the section entitled “Principal Investment Strategies” to state the specific jurisdictions and/or sectors that the Fund invests a significant portion of its assets in and include the applicable risks.

Response to Comment 16

Pages 4 and 5 of the Fund’s prospectus have been revised in accordance with this comment.

Comment 17 – Both Funds – Principal Investment Strategies

Please move the bolded trademark disclosure included in the section entitled “Principal Investment Strategies” as this not permitted nor required by Item 4 of Form N-1A.

Response to Comment 17

Page 4 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 18 – Both Funds – Principal Risks

Please delete the following sentence: “The order of the below risk factors does not indicate the significance of any particular risk factor.” Additionally, the Staff notes that the Principal Risks are listed in alphabetical order and asks the Funds to please revise the order in which risks are disclosed to prioritize those that are most likely to adversely affect the Funds’ net asset value, yield and total return in accordance with the Staff’s guidance in ADI 2019-08 – Improving Principal Risks Disclosure. The Staff notes that “Cyber Security Risk” cannot be the most significant risk for these Funds.

Response to Comment 18

The Funds respectfully decline to revise the disclosure as requested by the Staff. Ultimately, the Funds have reached the same conclusion as many other industry participants and decline to make the requested revisions as they believe the disclosure is compliant with the requirements of Form N-1A. The Funds continue to evaluate their approach to the ordering of risk factors in light of recent Staff guidance.

Comment 19 – Both Funds – Principal Risks

If these are not index funds, please add “Management Risk.”

Response to Comment 19

The Funds intend to operate as index funds. Accordingly, Index Provider Risk, Non-Correlation Risk and Passive Investment Risk have been added to pages 4-5 of each Fund’s prospectus.

Comment 20 – Both Funds – Principal Risks

Please expand upon the risks associated with a low volatility strategy in the “Low Volatility Risk” in the Item 4 disclosure. Please also revise the “Low Volatility Risk” in the Item 9 disclosure to add more detail, including: (i) that it may not protect against market decline, (ii) that it may limit the Funds’ participation in market gains, particularly during periods when market values are increasing, but market volatility is high, (iii) that it may increase portfolio transaction costs, which could result in losses or reduce gains, and (iv) that it may not be successful.

Response to Comment 20

Pages 5 and 10 of each Fund’s prospectus have been revised in accordance with this comment.

Comment 21 – First Trust Capital Strength Portfolio – Principal Risks

The Staff notes that the investments in the Fund appear to be stocks of U.S. companies or REITs and asks the Fund to please remove the references to “country,” “state” and “region” in the “Significant Exposure Risk.” Please also identify any industry or sector, other than financials and industrials which have already been included, in which the Fund invests a large percentage of its assets and provide applicable risk disclosure.

Response to Comment 21

Page 6 of each Fund’s prospectus has been revised in accordance with this comment. See Response to Comment 15.

Comment 22 – Both Funds – Performance

Please advise supplementally what broad-based securities index each Fund intends to use.

Response to Comment 22

The Funds intend to use the S&P 500 Index and MSCI World ex USA Index, respectively.

Comment 23 – Both Funds – Management

Please state the month and the year that each Investment Committee member has served as a part of the portfolio management team.

Response to Comment 23

Page 6 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 24 – Both Funds – Additional Information on the Fund’s Investment Objective and Strategies

Please remove the brackets around “fundamental” in the first paragraph in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies.”

Response to Comment 24

Page 8 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 25 – Both Funds – Additional Information on the Fund’s Investment Objective and Strategies

Please clarify which policies the following disclosure is referring to: “Each of the policies described herein are non-fundamental policies that may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval.”

Response to Comment 25

This disclosure refers to any policy described in the prospectus that is not identified as being fundamental.

Comment 26 – Both Funds – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that Form N-1A provides that the principal investment strategies required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information. The Staff states that if the Funds’ position is that they disclose everything about their principal investment strategies in the summary, then the Funds have not provided a summary or followed the layered disclosure regime adopted by the Commission in the June 2014 guidance regarding mutual fund enhanced disclosure. Please provide more fulsome disclosure on how the Funds’ advisors decide which securities to buy and sell, and if these are index funds, please revise the disclosure accordingly.

Response to Comment 26

The Funds believe that the disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension. The Fund notes that part C.3.(a) of Form N-1A states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

The Registration Statements have otherwise been revised generally to reflect that the Funds are index funds.

Comment 27 – Both Funds – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that all principal risks must be disclosed pursuant to Item 9(c) of Form N-1A and asks the Funds to please delete the clause “in addition to the Principal Risks set forth above in this prospectus” from the first paragraph in the section entitled “Risks of Investing in the Fund.”

Response to Comment 27

Page 8 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 28 – Both Funds – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that the disclosure in the section entitled “Risks of Investing in the Fund” is similar to the disclosure in Item 4 and asks the Funds to please provide more detailed disclosure of these risks as required by Item 9(c) of Form N-1A.

Response to Comment 28

The Funds believe that the risk disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension.

Comment 29 – Both Funds – Management of the Fund

Please revise the disclosure in the section entitled “Management Fee” in accordance with Comments 7, 8, 9 and 10 herein.

Response to Comment 29

See Responses to Comments 7, 8, 9 and 10 herein. Page 13 of each Fund’s prospectus has been revised accordingly.

Comment 30 – Both Funds – Management of the Fund

Please update the date of the Funds’ Semi-Annual Report to Shareholders. The Staff notes that this report should include information on the Board’s approval of the management agreements related to these Funds.

Response to Comment 30

Page 12 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 31 – First Trust Capital Strength Portfolio – Prior Related Performance of the Advisor

Please explain how the Fund determined that the First Trust Capital Strength ETF (“FTCS”) was managed in a manner substantially similar (i.e., with substantially similar investment objectives, policies and strategies) to the Fund. Please also disclose that there are no other funds, including private funds or accounts managed by the advisor, that have substantially similar investment objectives, policies and strategies. The Staff notes that if there are other substantially similar accounts or funds, then the composite performance of all of the substantially similar accounts and funds must be shown. The Staff also notes that they may have more comments based on the Fund’s response.

Response to Comment 31

The section entitled “Prior Related Performance of the Advisor” has been removed from the Fund’s prospectus; however, information regarding the prior performance of the Fund’s index has been included on page 8 in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies.”

Comment 32 – First Trust Capital Strength Portfolio – Prior Related Performance of the Advisor

Please show the actual returns of FTCS in the same manner as shown in FTCS’s performance table per Form N-1A. The Staff notes that it is potentially misleading to show gross fees and expenses for an ETF and asks the Fund to please remove or revise the following sentences and the related table to conform with the requirements of Form N-1A:

Returns are presented gross and net of Fund fees and expenses as listed in the Fee Table and include the reinvestment of all income. Gross returns reflect all of the actual fees and expenses incurred by FTCS.

Response to Comment 32

See Response to Comment 31.

Comment 33 – First Trust Capital Strength Portfolio – Prior Related Performance of the Advisor

Please replace the table shown in the section entitled “Prior Related Performance of the Advisor” with the annual return table as of December 31, 2019 from FTCS’s registration statement.

Response to Comment 33

See Response to Comment 31.

Comment 34 – Both Funds – Share Classes

In the section entitled “Class I Shares,” please disclose that because 12b-1 service plan fees are paid out of the Funds’ assets on an ongoing basis over time, these fees will increase the cost of the investment and may cost an investor more than if they paid other types of sales charges.

Response to Comment 34

Page 13 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 35 – Both Funds – Redemption of Fund Shares

Please replace the intro clause of the second paragraph in the section entitled “Redemption of Fund Shares” with the following:

The Fund may suspend the right of redemption and payment of proceeds beyond seven days only under the following unusual circumstances:

Response to Comment 35

Page 14 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 36 – Both Funds – Rule 12b-1 Service Plan

Please move the disclosure included in the section entitled “Rule 12b-1 Service Plan” to the section entitled “Share Classes.” See General Instruction 3(a) to Form N-1A, which states to disclose the information required by Item 12 (Distribution Arrangements) in one place in the prospectus.

Response to Comment 36

The section entitled “Rule 12b-1 Service Plan” has been moved to immediately follow the section entitled “Share Classes.”

Comment 37 – Both Funds – Registration Statement

Please file the Funds’ sub-licensing agreements pursuant to Item 28(a) of Form N-1A.

Response to Comment 37

The Funds confirm that the sub-licensing agreements will be filed prior to the effectiveness of the Registration Statements.

Comment 38 – Both Funds – Statement of Additional Information

The Staff notes that the Funds and their advisors may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Funds are in compliance with their concentration policies. Please add disclosure to clarify that the Funds will consider the investments of their underlying investment companies when determining the Funds’ compliance with their concentration policies.

Response to Comment 38

The following disclosure has been added to page 3 of each Fund’s statement of additional information:

Notwithstanding restriction (7) above, to the extent the Fund invests in other investment companies, it will consider, to the extent practicable, the industry concentration of the underlying investment companies when determining compliance with the limitations set forth in restriction (7) above.

Comment 39 – Both Funds – Statement of Additional Information

Please revise the third paragraph in the section entitled “Investment Objective and Policies” to apply to restriction (2) in addition to restriction (1).

Response to Comment 39

Page 3 of each Fund’s statement of additional information has been revised in accordance with this comment.

Comment 40 – Both Funds – Statement of Additional Information

In the section entitled “Investment Objective and Policies,” please clarify that the Funds’ investment objectives are fundamental policies of the Funds.

Response to Comment 40

Page 3 of each Fund’s statement of additional information has been revised in accordance with this comment.

Comment 41 – Both Funds – Statement of Additional Information

Please delete the last two words under the section entitled “Portfolio Turnover” as this is not applicable to insurance funds.

Response to Comment 41

Page 6 of each Fund’s statement of additional information has been revised in accordance with this comment.

Comment 42 – Both Funds – Registration Statement

Please file new legal opinions for these series.

Response to Comment 42

The Funds confirm that new legal opinions will be filed prior to the effectiveness of the Registration Statements.

Comment 43 – Both Funds – Registration Statement

Please correct the typo in the Signatures to the Registration Statements.

Response to Comment 43

The Signatures to the Registration Statements have been corrected in accordance with this comment.

Comment 44 – First Trust International Developed Capital Strength Portfolio – Principal Investment Strategies

Please add American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) to the first sentence in the section entitled “Principal Investment Strategies,” if applicable.

Response to Comment 44

The Fund does not currently intend to invest in American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) or European Depositary Receipts (“EDRs”). All references to such instruments have been removed from the Fund’s prospectus and statement of additional information.

Comment 45 – First Trust International Developed Capital Strength Portfolio – Principal Investment Strategies

The Staff notes that the Fund and its benchmark index both include “developed” in their names and asks the Fund to please clarify whether the selection criteria mandates that investments must be in companies in developed countries. If so, please define “developed.”

Response to Comment 45

Page 4 of the Fund’s prospectus has been revised to state that the Index invests in companies in “developed markets.” Page 8 the Fund’s prospectus has been revised to describe the Index Provider’s definition of the “developed markets.”

Comment 46 – First Trust International Developed Capital Strength Portfolio – Additional Information on the Fund’s Investment Objective and Strategies

Please add ADRs, GDRs and European Depositary Receipts (“EDRs”) under “Equity Securities” in the section entitled “Fund Investments,” if applicable.

Response to Comment 46

Please see Response to Comment 44.

Comment 47 – First Trust International Developed Capital Strength Portfolio – Additional Information on the Fund’s Investment Objective and Strategies

Please revise the “Depositary Receipts Risk” to include ADRs, GDRs and EDRs, if applicable.

Response to Comment 47

Please see Response to Comment 44.

Comment 48 – First Trust International Developed Capital Strength Portfolio – Additional Information on the Fund’s Investment Objective and Strategies

Please include a Brexit risk, if applicable, as well as any other country or region risks that are applicable.

Response to Comment 48

Pages 4 and 5 of the Fund’s prospectus have been revised in accordance with this comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren